

# PINK PANDA

## THE GLOBAL ON-RAMP TO DECENTRALIZED FINANCE



9:41
Hi Adam!
PINK PANDA
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PINKPANDA
PinkPanda
$ 18,528.87
1.55 Trillion
WBNB
Wrapped BNB
$ 3,770.37
12.5
CAKE
PancakeSwap Token
$ 2,077.5
150
TRX
$ 816.12



# CONSUMER HABITS FOR FINANCE ARE RAPIDLY EVOLVING

Decentralized Finance Protocols (DeFi) have had massive growth in recent years, and the market is primed for continued disruption and innovation in how consumers invest their capital (specifically in cryptocurrency).



Total Value Locked (TVL) – a measure of cryptocurrency value housed inside of DeFi protocols – grew by 14X in 2020, and continues to grow in 2021



Retail Trading has become increasingly prevalent, accounting for 10% of overall U.S. stock trading volume (60% of all Q2 2021 Robinhood trading was in cryptocurrency)



A rise in retail trading has resulted in a desire and gap for a simplified and holistic mobile cryptocurrency experience

## RECENT DECENTRALIZED EXCHANGE (DEX) TRADING VOLUME



Over the last **9 months**, aggregate DEX trading volume ($) has increased **almost 6x**

Data sourced from DuneAnalytics.com

## CHALLENGES IN THE CURRENT CRYPTOCURRENCY MARKET

The trend towards decentralized exchanges and retail trading has introduced new challenges; with those challenges comes opportunities for disruption.

Today's decentralized exchanges are largely catered towards crypto-natives / the technically savvy and do not offer a positive experience for retail consumers and those new to cryptocurrency trading.





**PINK PANDA**

## CURRENT CHALLENGES IN DEX MARKET & APPLICATIONS

 Slow and expensive transactions across various "copycat" exchanges

 Inaccessible and unfriendly experience for newer or retail-focused consumers

 Lack of dedicated, easy-to-use mobile applications for decentralized exchanges

 Lackluster trading capabilities (e.g., no limit orders)

## PINK PANDA WALLET, DEX, MOBILE APPLICATION, & TOKEN

Pink Panda DeFi aims to capitalize on consumer habits and current challenges in finance and cryptocurrency by introducing a simple and elegant mobile application, a wallet, a DEX, and a utility token.

> "THINK ROBINHOOD, BUT WE PUT THE CONSUMER AND COMMUNITY FIRST."



## PINK PANDA WALLET, DEX, & MOBILE APPLICATION

The Pink Panda Decentralized Exchange is a next generation cryptocurrency trading platform.

- Mobile First
- Non-Custodial
- Retail Focused
- Fully On-Chain
- Community Minded
- Meme Marketed
- 5,200 Current Mobile Installs

## REVENUE GENERATION (SIMPLIFIED)

Pink Panda takes 25 basis points for every transaction made on the platform. For example, if any given user trades $10,000 (buying or selling), Pink Panda generates $25 in revenue.

### QUICK ANNUAL MATH FOR 45K USERS

45,000 users X $10K trades X 0.25% = ~$1.1M Revenue

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# PINK PANDA WALLET, DEX, & MOBILE APP





**GLOBAL USERS OWNING $PINKPANDA TOKEN CAN ACCESS THE DEX**
(5,200 current active mobile installs)



The Pink Panda DEX and Wallet operate on the Binance Smart Chain using Smart Contracts to facilitate advanced trading capabilities (spot limits, order limits, advanced order trading, etc.)



TRADING/HOLDING SPOT POSITIONS

MARGIN POSITIONS

LIQUIDATOR BOTS

CRYPTO ON-RAMP WALLET

USER COLLATERAL

STABLECOIN INTEREST GENERATING POOLS

LENDING & BORROWING POOLS

BINANCE SMART CHAIN

# COMPETITIVE DECENTRALIZED EXCHANGE (DEX) LANDSCAPE

**PINK PANDA**

The exchanges and applications that facilitate current state decentralized finance have pieces of a utopic future state. Pink Panda's goal is to combine those components that consumers know and love into one simplified experience.

| | Coin Market Cap | Mobile App | Order Book Support | Margin Trading | On-Ramp Capability | Engaged Community | Social Impact |
|---|---|---|---|---|---|---|---|
| **Pink Panda** (BSC) | $4.8M | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Pancake Swap** (BSC) | $4.1B | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ |
| **Uniswap** (Ethereum) | $18B | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ |
| **SushiSwap** (Ethereum) | $1.5B | ✗ | ✗ | ✔ | ✗ | ✔ | ✗ |
| **DYDX** (Ethereum) | N/A (No Token) | ✗ | ✔ | ✔ | ✗ | ✗ | ✗ |
| | | FUNDAMENTAL DIFFERENTIATORS | | | | NICHE DIFFERENTIATORS | |

Data current as of 8/11/2021

# VOICE OF OUR CUSTOMERS AND COMMUNITY

"Adam, just got in. Love the project and look forward to the ride! I am particularly grateful for the donation aspects to cancer. I lost my father to pancreatic cancer about 3 years ago, lost my Father-in-law to skin cancer. So I am all in for this effort."

**Richard Dreese -LinkedIn**

"Hi Adam! Thank you for the connection. I'm really excited to be an early supporter of what you & team are creating with PinkPanda! If there's ever a need for assistance with marketing, I would love the opportunity to assist. Anything to be a part of the movement."

**Eric Dates -LinkedIn**

"I invested in pink panda for two reasons:

The 1st that it has HUGE potential, it has a great team behind it and an amazing community to follow. I've never "shilled" or being interested in the community before but this coin is different, I wake up and I sit and read the telegram in the morning before work.

The 2nd is I lost my grandfather to stomach cancer and I have multiple other relatives who have also suffered with this awful disease, so any money going towards those charities has my backing."

**Ryukin2 - Reddit**

"It's pink panda!! Honestly, I like the entire project, plus I like the that it's to help people. It's a project I can trust and get behind. A great community and team on top makes it perfect.

I can't wait to see where we go and the possibility of myself helping to make the world a better place with the profits just makes it all the better"

**Sensitve-Candle-938 - Reddit**

 HOW WE RESONATE WITH OUR CUSTOMERS AND COMMUNITY

## CHARITY IS IN OUR DNA

Pink Panda has a powerful connection established with our community (rooted in a charity), and a portion of our proceeds are dedicated to cancer charities; our goal is to donate $1M in 2022

## SOCIAL IMPACT IS OUR CALLING

Our aim is to bring real, global, democratized finance to our community and beyond (the average consumer), bringing financial returns historically reserved for the 1% to the 99%

PINK PANDA



# PINK PANDA DEFI ROADMAP

WE ARE HERE

FULL APPLICATION LAUNCH TARGETING JUNE 2022

Complete

TOKEN LAUNCH
May 28, 2021

Complete

ALPHA APP LAUNCH
June 2021

SEED ROUND

BETA WALLET LAUNCH
September 2021

SECOND RAISE
December 2021

BETA DEX LAUNCH
January 2022

SERIES A
February 2022

## FUNDING ROUND 1 | INVESTMENT FOCUS

Growing the foundation for a simplified future of finance.

- Marketing & Social Media
- Wallet & Application Enhancements
- DEX Alpha Development
- Dev Hiring & Contract Expenses
- Legal & Administrative Fees
- Token Buyback

## PINK PANDA TEAM



### ADAM CARLTON
Founder & CEO
LinkedIn



### Keith Loose
Senior Tech Advisor
Block.one, JP Morgan
LinkedIn

### INTERNAL TEAM

- Mobile Development Lead
- Two Mobile Developers
- Senior Design Engineer
- Two Web Designers
- Project Manager
- Lead Developer
- Daily Operations Lead
- DevOps and Admin Lead
- Marketing Lead
- PT Project Manager

### COMMUNITY ENGAGEMENT

 **5,200** Mobile Installs   **20** Chat Moderators   **100+** Volunteers

## KEY ADVISORS



### Gene Truono
**Senior FinTech and Compliance Advisor**
Former CCO, PayPal, American Express
LinkedIn



### Dr. Chetan Nandakumar, Ph. D
**Technology Innovation Advisor**
Machine Learning Engineer at RecruitBot
LinkedIn



### Rose Yee
**Social Good Advisory Board Chair**
Chief Visionary Officer, Green Retirement, Inc.
LinkedIn



### Matt Lenzini
**Business Operations Advisor**
Sr. Principal, Infosys Business Consulting
LinkedIn



### Brian Kalt
**Startup Advisor**
Retired Oil/Gas Executive & USMC NCO
LinkedIn



## PINK PANDA TEAM & ADVISORS

The Pink Panda team is a seasoned and versatile group of professionals supported and advised by a some of the industry's best and brightest.




Important Note: Pink Panda Board of Directors to be determined as investment is acquired.

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